CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Dylan MacGregor, residing in North Vancouver, British Columbia, Canada do hereby certify that:

1)	I am a Principal Consultant (Geoenvironmental) with SRK Consulting (Canada) Inc., 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada;

2)	I am a graduate of Simon Fraser University (1999) and I obtained a Bachelor of Science degree. I am a graduate of the University of British Columbia (2002), and I obtained a Master of Applied Science degree. I have practiced my profession continuously since 2002. My relevant experience includes mine closure planning and mine closure cost estimation;

3)	I am a Professional Geoscientist registered with Engineers and Geoscientists BC (license number 38501);

4)	I have not personally visited the project area but relied on a site visit conducted by Neil Winkelmann on 20 June 2017, a co-author of the Technical Report;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am a co-author of the Technical Report, responsible for sections 19.4.1, 19.4.2, 19.4.3, 19.4.4, 19.4.5, 20.2.8, 24.6.4 and 25.5.2 as well as relevant parts of the Executive Summary and accept professional responsibility those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Vancouver, British Columbia, Canada.

“original signed”

Dylan MacGregor, P.Geo. Principal Consultant (Geoenvironmental) SRK Consulting (Canada) Inc.